UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                            ExpressJet Holdings Inc.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                    30218U306
                                 (CUSIP Number)

                                 March 31, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                PAGE 1 OF 4 PAGES

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Tradewinds Global Investors, LLC     02-0767178
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware - U.S.A.
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            98,478
      NUMBER OF      ___________________________________________________________
        SHARES       6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY             0
         EACH        ___________________________________________________________
      REPORTING      7      SOLE DISPOSITIVE POWER
       PERSON
         WITH               113,066
                     -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          113,066
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0.64%*
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*
       IA
--------------------------------------------------------------------------------

*Reflects the reporting person's ownership as of March 31, 2009 including shares of the issuer which may be issued upon conversion of 4.25% Convertible Senior Subordinated Notes due 08/01/23.

                               Page 2 of 4 pages

              Item 1(a) Name of Issuer:
                            ExpressJet Holdings Inc.

              Item 1(b) Address of Issuer's Principal Executive Offices:
                              700 North Sam Houston
                                    Parkway West, Suite 200
                                    Houston, TX  77067
                                    United States

              Item 2(a) Name of Person Filing:
                        Tradewinds Global Investors, LLC

              Item 2(b) Address of the Principal Office or, if none, Residence:
                        2049 Century Park East, 20th Floor
                              Los Angeles, CA 90067

              Item 2(c) Citizenship:
                        Delaware - U.S.A.

              Item 2(d) Title of Class of Securities:
                        Common

              Item 2(e) CUSIP Number:
                        30218U306

              Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                        (e)      [X] An investment advisor in accordance with
                                 section 240.13d-1(b)(1)(ii)(E)

              Item 4    Ownership:
                       (a) Amount Beneficially Owned:
                        113,066

                       (b) Percent of Class:
                          0.64%

                       (c) Number of shares as to which such person has:

                       (i)  sole power to vote or direct the vote:       98,478
                      (ii)  shared power to vote or direct the vote:          0
                     (iii)  sole power to dispose or to direct the
                            disposition of:                             113,066

                      (iv)  shared power to dispose or to direct the
                            disposition of:                                   0
              Item 5  Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


                               Page 3 OF 4 Pages

              Item 6  Ownership of More than Five Percent on Behalf of Another
                      Person:

                      Not Applicable.

              Item 7 Identification and Classification of the Subsidiary Which
                     Acquired the Security Being Reported on By the Parent Holding Company:

                     Not applicable.

              Item 8 Identification and Classification of Members of the Group:

                      Not applicable.

              Item 9  Notice of Dissolution of a Group:

                      Not applicable.

              Item 10   Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2009

                                 Tradewinds Global Investors, LLC
                                 By:   /S/ David B. Iben
                                 -------------------------------------
                                 David B. Iben, CFA
                                 Title: Chief Investment Officer

                               PAGE 4 OF 4 PAGES